
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION



BD 3/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 65510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Teton Investment Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 Northside Parkway, Suite 340
(No. and Street)

Atlanta	**GA**	**30327**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Crawford **(404) 495-0163**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, **Michael Crawford**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Teton Investment Partners, LLC, as

of **December 31**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Thomas M. Buehler
My Commission Expires
Notary
Public
December 21, 2010
Fulton County, Georgia

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TETON INVESTMENT PARTNERS, LLC

Financial Statements
For the Year Ended
December 31, 2006
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owners
Teton Investment Partners, LLC

We have audited the accompanying balance sheets of Teton Investment Partners, LLC, as of December 31, 2006 and 2005 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Teton Investment Partners, LLC, as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit as of December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2007
Atlanta, Georgia



RUBIO CPA, PC

TETON INVESTMENT PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 382,056	$ 10,006
Accounts receivable – commissions	237,465	258,311
Deposit with clearing broker	50,000	50,000
Office furniture and equipment, net of accumulated depreciation of $15,715 and $5,308	58,634	38,325
Other assets	45,650	25,208
Total assets	$ 773,805	$ 381,850

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
LIABILITIES		
Accounts payable	$ 23,863	$ 65,323
Accrued compensation	107,929	50,318
Bank line of credit	-	10,000
Total liabilities	131,792	125,641
MEMBERS' EQUITY	642,013	256,209
Total liabilities and members' equity	$ 773,805	$ 381,850

The accompanying notes are an integral part of these financial statements.

TETON INVESTMENT PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions and rebates	$ 3,592,988	$ 2,405,504
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,543,587	746,986
Clearing and execution costs	680,611	665,851
Communications	54,404	55,532
Occupancy	91,236	92,817
Other operating expenses	737,346	347,723
	3,107,184	1,908,909
NET INCOME	$ 485,804	$ 496,595

The accompanying notes are an integral part of these financial statements.

TETON INVESTMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 485,804	$ 496,595
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	10,407	5,308
Decrease (increase) in accounts receivable	20,846	(33,698)
Increase in payables and accrued expenses	16,151	41,549
Increase in other assets	(20,442)	(16,890)
NET CASH PROVIDED BY OPERATING ACTIVITIES	512,766	492,864
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office furniture and equipment	(30,716)	(34,179)
NET CASH USED BY INVESTING ACTIVITIES	(30,716)	(34,179)
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from line of credit	-	10,000
Repayment of line of credit	(10,000)	-
Distributions to owners	(100,000	(735,000)
NET CASH USED BY FINANCING ACTIVITIES	(110,000)	(725,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	372,050	(266,315)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year	10,006	276,321
End of year	$ 382,056	$ 10,006

The accompanying notes are an integral part of these financial statements.

TETON INVESTMENT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2006 and 2005

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	$ 159,008	$ 335,606	$ 494,614
Net income		496,595	496,595
Distributions to members		(735,000)	(735,000)
Balance, December 31, 2005	159,008	97,201	256,209
Net income		485,804	485,804
Distributions to members		(100,000)	(100,000)
Balance, December 31, 2006	$ 159,008	$ 483,005	$ 642,013

The accompanying notes are an integral part of these financial statements.

TETON INVESTMENT PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in January 2004. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company's primary business is to provide a day trading environment for professional securities traders.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five years.

NOTE B – LEASE COMMITMENT

The Company leases its office premises and certain office equipment and furniture under operating leases.

Future minimum rental payments required under operating leases are as follows:

2007	$ 76,000
2008	17,000
	$ 93,000

NOTE B – LEASE COMMITMENT (CONTINUED)

Rent expense for 2006 and 2005 was approximately $90,000 and $87,000, respectively.

NOTE C – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $537,729, which was $528,943 in excess of its required net capital of $8,786.

NOTE D – CONCENTRATIONS AND RELATED PARTIES

During 2006 and 2005, the Company earned approximately 45% and 56%, respectively, of its revenues from related parties.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – LINE OF CREDIT

The Company has a line of credit with a bank for $50,000 which bears interest at the prime rate plus 1.25%. The loan is due on demand and is guaranteed by the principal owners.

NOTE G – LITIGATION

The Company is subject to arbitration and litigation in the normal course of business.

There is no litigation in progress at December 31, 2006.

NOTE H – SUBSEQUENT EVENT

A distribution to stockholders for $380,000 was paid on February 2, 2007.

SUPPLEMENTAL INFORMATION

SCHEDULE I
TETON INVESTMENT PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2006

NET CAPITAL:

Total members' equity	$ 642,013
Less nonallowable assets:	
Office furniture and equipment	(58,634)
Other assets	(45,650)
Net capital before haircut	537,729
Less haircuts	-
Net capital	537,729
Required net capital based on aggregate indebtedness	8,786
Excess net capital	$ 528,943
Aggregate indebtedness	$ 131,792
Net capital based on aggregate indebtedness	$ 8,786
Percentage of aggregate indebtedness to net capital	24.5%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

There was no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as stated above.

TETON INVESTMENT PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii).

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2006

The broker dealer has no liabilities subordinated to claims of general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners
Teton Investment Partners, LLC

In planning and performing our audit of the financial statements of Teton Investment Partners, LLC, for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Teton Investment Partners, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 15, 2007
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END